Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec Biopharma Announces the Appointment of Gregory R. Reyes, M.D., Ph.D. as Senior Scientific Advisor

Sydney, Australia,19 September 2018: Benitec Biopharma Limited (“Benitec” or the “Company”) (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW), a clinical-stage biotechnology company developing novel genetic medicines via the proprietary DNA-directed RNA interference (ddRNAi) platform combining RNA interference with gene therapy, today announced that Gregory R. Reyes, M.D., Ph.D., has joined the company as Senior Scientific Advisor.

As the Senior Scientific Advisor, Dr. Reyes will lead the Company’s efforts to advance and expand its portfolio of gene therapy products. His leadership and vision will be integral to the achievement of the operational and strategic goals regarding the Company’s key indications and research programs. Dr. Reyes will also oversee the expansion of the Company’s scientific operations to facilitate the successful execution of the Company’s broad based research collaboration with Axovant, comprising five additional, fully funded research programs targeting neurological disorders.

Jerel A. Banks, M.D. Ph.D., Executive Chairman and Chief Executive Officer of Benitec Biopharma, commented on today's news, “Dr. Reyes is an exceptionally accomplished, long-tenured biopharmaceutical executive, and his leadership will bring extraordinary value to the scientific and operational teams as we embark on the next phase of growth for the Company.” Dr. Banks added, “We are excited to have the opportunity to benefit from the vision and experience of a renowned industry veteran as we begin to grow our scientific team and to actively scale our operational focus to execute the goals underlying both our proprietary and partnered research programs in neurological, neuromuscular, and oncologic indications.”

Dr. Reyes is a highly accomplished biopharmaceutical executive who brings over 30 years of successful R&D leadership experience in major biotechnology and pharmaceutical companies. He has held senior leadership roles at Pfizer, Schering-Plough, and prior to joining Benitec Biopharma, Dr. Reyes held the position of Senior Vice President, Drug Discovery & Site Head at Celgene Corporation. Before joining Celgene Corporation, he was the Senior VP for Oncology Research and Development with Biogen Idec at their former San Diego campus.

Gregory R. Reyes, M.D., Ph.D., Senior Scientific Advisor, commented, “Benitec is clearly on the threshold of important and exciting promise from its research with its current, clinical stage oncology program and its broader collaboration agreement with Axovant. I am excited to be part of the team and based on our initial internal R&D meetings, to determine the future proprietary and partnered indications we will be installing into our pipeline. I am thrilled to be working with a leading, cutting-edge team of scientists.”

Dr. Reyes obtained his M.D. and Ph.D. at The Johns Hopkins School of Medicine in Baltimore, MD and completed his medical and postdoctoral training at Stanford University Medical Center, Stanford, CA.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com.

United States Investor Relations Jay Morakis President & CEO M Group Strategic Communications Tel: +1 646 417 8514 Email: jmorakis@mgroupsc.com	Australia Investor Relations Megan Boston Executive Director Benitec Biopharma Limited Tel: +61 400 195 388 Email: mboston@benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), squamous cell carcinoma of the head & neck (SCCHN), ophthalmolgic disorders such as wet age-related macular degeneration (AMD), and chronic hepatitis B. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain, cancer immunotherapy and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com